Exhibit 21
                                         List of Subsidiaries

Alert Alarm Company, Inc.	California
American Burglar & Fire Alarm Co.	New Mexico
American Home Security, Inc.	Nevada
Criticom International Corporation	New Jersey
Everest Video Systems, LLC	Delaware LLC – 50% membership
Guardian Group, LLC	New Jersey
Integrated Alarm and Security, LLC	New Jersey
Integrated Alarms Services, Inc.	Delaware
Madison Protection, Inc.	Delaware
Monital Funding Corporation	New Jersey
Monital Signal Corporation	New Jersey
Morlyn Financial Group, LLC	New Jersey
National alarm Computer Center	Delaware
Norco Alarms, Inc.	California
Payne Security Group, LLC	New Jersey
Protection Services Industries Partnership	Delaware
Securion Central Inc.	Delaware
Securion Protection Network Inc.	Delaware
Security General Corporation	California
Shield Signal Corp.	California
Teleguard Security Systems, Inc.	California
Walter Breese, Incorporated	California